Exhibit 12.1

NORTHWEST AIRLINES CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three months ended June 30		Six Months Ended June 30	
	2000	**1999**	**2000**	**1999**
Earnings:				
Income before income taxes	$ 191	$ 198	$ 195	$ 150
Less: Income from less than 50% owned investees	18	18	57	35
Add:				
Rent expense representative of interest(1)	56	49	111	97
Interest expense net of capitalized interest	81	88	165	177
Interest of mandatorily redeemable preferred security holder	7	6	14	13
Amortization of debt discount and expense	2	4	5	7
Amortization of interest capitalized	1	1	2	2
Adjusted earnings	$ 320	$ 328	$ 435	$ 411
Fixed charges:				
Rent expense representative of interest(1)	$ 56	$ 49	$ 111	$ 97
Interest expense net of capitalized interest	81	88	165	177
Interest of mandatorily redeemable preferred security holder	7	6	14	13
Amortization of debt discount and expense	2	4	5	7
Capitalized interest	5	4	9	8
Fixed charges	$ 151	$ 151	$ 304	$ 302
Ratio of earnings to fixed charges	2.12	2.17	1.43	1.36

(1) Calculated as one-third of rentals, which is considered representative of the interest factor.